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                                     [LOGO]

February 15, 1996

Mr. Charles Payne
237 Elm Avenue
Teaneck, NJ 07666

Dear Mr. Payne:

This will confirm our understanding that you have been retained for 1996 as a financial public relations counsel to ACTV, Inc.

You will be paid 6,500 unregistered shares with registration rights. These shares shall vest immediately.

Any disputes arising under or in connection with the interpretation of this Agreement or the rights and obligations of the parties hereto shall be resolved by arbitration in the City of New York under the rules of the American Arbitration Association then obtaining. The decision of the arbitrator(s) shall be final and binding, and judgment may be entered thereon in the Supreme Court of the State of New York or in the United States District Court of the Southern District of New York or any court having jurisdiction. The costs and expenses, including counsel fees, shall be borne by each of the parties or as the arbitrator(s) may determine at the request of any party.

Agreed and Accepted                           Agreed and Accepted


By: WILLIAM C. SAMUELS                        By: CHARLES PAYNE
    -------------------------                     ------------------------
    William C. Samuels                            Charles Payne
    Chief Executive Officer









 1270 Avenue of the Americas, Suite 2401, Rockefeller Center, New York, NY 10020 tel (212) 262-2570 fax (212) 459-9548 e-mail info@actv.com

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